QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Care.com, Inc.
(Name of Subject Company (Issuer))

Buzz Merger Sub Inc.
(Offeror)

A wholly-owned subsidiary of

IAC/InterActiveCorp
(Parent of Offeror)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

Common Stock, par value $0.001 per share ("Common Shares")
Series A Convertible Preferred Stock, $0.001 par value per share ("Preferred Shares")
(Title of Class of Securities)

141633107 ("Common Shares")
None (Preferred Shares)
(CUSIP Number of Class of Securities)

Gregg Winiarski
Executive Vice President, General Counsel & Secretary
IAC/InterActiveCorp
555 West 18th Street
New York, New York 10011
(212) 314-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Brandon Van Dyke
Richard L. Oliver
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$624,571,226	$81,070

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 33,288,814 Common Shares, of Care.com, Inc. ("Care.com") outstanding multiplied by $15.00, (ii) 46,350 Preferred Shares, of Care.com outstanding multiplied by $1,813.29, (iii) 2,415,926 Common Shares issuable pursuant to outstanding options with an exercise price less than the price of $15.00 per share, multiplied by $8.06 (which is the price of $15.00 minus the weighted average exercise price for such options of $6.94 per share) and (iv) 1,448,044 Common Shares subject to issuance pursuant to outstanding Care.com restricted stock units multiplied by $15.00. The calculation of the filing fee is based on information provided by Care.com as of January 8, 2020, the most recent practicable date.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, effective October 1, 2019, by multiplying the transaction value by 0.0001298.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

           Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

           Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

           If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Buzz Merger Sub Inc., a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of IAC/InterActiveCorp, a Delaware corporation ("Parent"), to purchase (i) all outstanding shares of common stock, par value $0.001 per share (the "Common Shares"), of Care.com, Inc., a Delaware corporation ("Care.com" or the "Company"), at a price per share of $15.00 in cash and (ii) all outstanding shares of Series A Convertible Preferred Stock, par value $0.001 per share (the "Preferred Shares" and, together with the Common Shares, the "Shares"), of the Company, at (x) 150% of the Liquidation Preference per share, as specified in the Certificate of Designations for the Preferred Shares (the "Certificate of Designations"), plus (y) Accrued and Unpaid Dividends payable in respect of such Preferred Shares, as specified in the Certificate of Designations, in the case of clauses (x) and (y), calculated as of and including the expiration date for the Offer, pursuant to the terms of the Certificate of Designations, in each case, net to the seller in cash, without any interest, but subject to and reduced by any required withholding of taxes upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, the "Offer to Purchase") and in the related Letter of Transmittal (together with any amendments or supplements thereto, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Parent. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of December 20, 2019 (together with any amendments or supplements thereto, the "Merger Agreement"), among Parent, Purchaser and the Company, a copy of which agreement is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        (a)   The name of the subject company and the issuer of the securities subject to the Offer is Care.com, Inc., a Delaware corporation. Its principal executive office is located at 77 Fourth Avenue, Fifth Floor, Waltham, Massachusetts 02451 and its telephone number is (781) 642-5900.

        (b)   This Schedule TO relates to the Shares of the Company. According to the Company, as of January 9, 2020, there were approximately (i) 38,288,814 Common Shares issued and outstanding, (ii) 46,350 Preferred Shares issued and outstanding, (iii) 2,938,619 Common Shares subject to issuance pursuant to granted and outstanding options to purchase Common Shares, (iv) 1,435,859 Common Shares subject to issuance in settlement of outstanding restricted stock unit awards that are subject solely to service-based vesting conditions (including any restricted stock units that were subject, in whole or in part, to performance-based vesting conditions as of the applicable grant date, but that are solely subject to service-based vesting conditions as of immediately prior to the effective time of the Merger) and that are outstanding immediately prior to the effective time of the Merger and (v) 535,383 Common Shares subject to outstanding restricted stock units that are subject, in whole or in part, to performance-based vesting conditions.

        (c)   The information concerning the principal market, if any, in which the Shares are traded and certain high and low closing prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

i

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

        (a), (b), (c) The filing companies of this Schedule TO are Parent and Purchaser (the "Filing Persons").

        Each of Parent's and Purchaser's principal executive office is located at 555 West 18th Street, New York, New York 10011, and the telephone number of each is (212) 314-7300.

        The information regarding the Filing Persons set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

        (a) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a), (b) The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with Care.com") and Section 11 ("Purpose of the Offer and Plans for Care.com; Summary of the Merger Agreement and Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a), (c)(1), (4-7) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and Section 7 ("Certain Effects of the Offer"), Section 10 ("Background of the Offer; Contacts with Care.com"), Section 11 ("Purpose of the Offer and Plans for Care.com; Summary of the Merger Agreement and Certain Other Agreements"), Section 12 ("Source and Amount of Funds") and Section 14 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

        (c)(2-3) Not applicable.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a), (d) The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

        (b) The Offer is not subject to a financing condition.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a), (b) The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with Care.com") and Section 11 ("Purpose of the Offer and Plans for Care.com; Summary of the Merger Agreement and Certain Other Agreements") is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)   The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and Section 10 ("Background of the Offer; Contacts with Care.com") and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

        Not applicable. In accordance with the instructions to Item 10 of this Schedule TO, the financial statements are not considered material because:

        (a)   the consideration offered consists solely of cash;

        (b)   the Offer is not subject to any financing condition; and

        (c)   the Offer is for all outstanding securities of the subject classes.

ITEM 11.    ADDITIONAL INFORMATION.

        (a)(1) The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and in Section 10 ("Background of the Offer; Contacts with Care.com") and Section 11 ("Purpose of the Offer and Plans for Care.com; Summary of the Merger Agreement and Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference.

        (a)(2) and (a)(3) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

        (a)(4) The information set forth in Section 7 ("Certain Effects of the Offer") of the Offer to Purchase is incorporated by reference.

        (a)(5) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

        (c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.    EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated January 13, 2020
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Summary Advertisement, published in The New York Times on January 13, 2020
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)
Joint Press Release of Parent and the Company, dated December 20, 2019 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on December 20, 2019)
(a)(5)(B)
E-Communication Sent to Employees of the Company on December 20, 2019 (incorporated by reference to the Schedule 14D-9C filed by the Company with the Securities and Exchange Commission on December 23, 2019)

(a)(5)(C)	Q&A Provided to Employees of the Company, dated as of December 20, 2019 (incorporated by reference to the Schedule 14D-9C filed by the Company with the Securities and Exchange Commission on December 23, 2019)
(a)(5)(D)	Letter to Care@Work Clients, dated as of December 20, 2019 (incorporated by reference to the Schedule 14D-9C filed by the Company with the Securities and Exchange Commission on December 23, 2019)
(a)(5)(E)	Letter to HomePay Clients, dated as of December 20, 2019 (incorporated by reference to the Schedule 14D-9C filed by the Company with the Securities and Exchange Commission on December 23, 2019)
(a)(5)(F)	Joint Press Release issued by Parent and Care.com, dated January 13, 2020, announcing commencement of the Offer
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2019, among Parent, Purchaser and the Company
(d)(2)
Form of Support Agreement, dated as of December 20, 2019, entered into with the parties named on Schedule A thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Parent with the Securities and Exchange Commission on December 23, 2019)
(d)(3)	Confidentiality Agreement, dated as of October 14, 2019, as amended November 24, 2019, by and between the Company and Parent
(g)	Not applicable
(h)	Not applicable

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated January 13, 2020
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Summary Advertisement, published in The New York Times on January 13, 2020
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)
Joint Press Release of Parent and the Company, dated December 20, 2019 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on December 20, 2019)
(a)(5)(B)
E-Communication Sent to Employees of the Company on December 20, 2019 (incorporated by reference to the Schedule 14D-9C filed by the Company with the Securities and Exchange Commission on December 23, 2019)
(a)(5)(C)
Q&A Provided to Employees of the Company, dated as of December 20, 2019 (incorporated by reference to the Schedule 14D-9C filed by the Company with the Securities and Exchange Commission on December 23, 2019)
(a)(5)(D)	Letter to Care@Work Clients, dated as of December 20, 2019 (incorporated by reference to the Schedule 14D-9C filed by the Company with the Securities and Exchange Commission on December 23, 2019)
(a)(5)(E)	Letter to HomePay Clients, dated as of December 20, 2019 (incorporated by reference to the Schedule 14D-9C filed by the Company with the Securities and Exchange Commission on December 23, 2019)
(a)(5)(F)	Joint Press Release issued by Parent and Care.com, dated January 13, 2020, announcing commencement of the Offer
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2019, among Parent, Purchaser and the Company
(d)(2)
Form of Support Agreement, dated as of December 20, 2019, entered into with the parties named on Schedule A thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Parent with the Securities and Exchange Commission on December 23, 2019)
(d)(3)	Confidentiality Agreement, dated as of October 14, 2019, as amended November 24, 2019, by and between the Company and Parent
(g)	Not applicable
(h)	Not applicable

v

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2020
IAC/INTERACTIVECORP
By:	/s/ GREGG WINIARSKI
	Name:	Gregg Winiarski
	Title:	Executive Vice President and General Counsel
BUZZ MERGER SUB INC.
By:	/s/ GREGG WINIARSKI
	Name:	Gregg Winiarski
	Title:	Vice President and Assistant Secretary

QuickLinks

  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
EXHIBIT INDEX
SIGNATURE